FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results

2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 1, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Retail and Asset Management remained resilient reporting continued inflows despite a slowdown in Japan.

•	Wholesale revenues impacted by poor macro economic environment, but Global Markets client-related businesses continued to grow and M&A revenues were up on strong cross-border activity

•	Plans to further recalibrate operations in line with market and revenue opportunities

Tokyo, November 1, 2011—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter of the fiscal year ending March 31, 2012.

Net revenue for the second quarter was 301.6 billion yen (US$3.9 billion)1, a decline of 9 percent on the previous quarter and an increase of 9 percent compared to the same quarter last year. Loss before income taxes was 44.6 billion yen (US$579 million) and a net loss attributable to Nomura Holdings shareholders was 46.1 billion yen (US$598 million).

For the six months ended September 30, Nomura reported net revenue of 632 billion yen (US$8.2 billion), a loss before income taxes of 10.3 billion yen (US$133 million) and a net loss attributable to Nomura Holdings shareholders of 28.3 billion yen (US$368 million).

“We faced a challenging quarter as market conditions deteriorated as a result of the ongoing eurozone debt crisis. Our Retail and Asset Management businesses remained resilient despite a slowdown in Japan. Although Wholesale results were impacted by subdued client trading and a decline in financing activity, we made steady progress in our client-focused solutions business,” said Kenichi Watanabe, Nomura’s Group CEO.

“Given that market conditions are expected to remain challenging over the short term, we plan to reduce costs by a combined $1.2 billion, which includes the $400 million in reductions announced last quarter. We remain committed to delivering value to our clients, maintaining the significance of our global network, and ensuring we have a healthy financial position as a global investment bank headquartered in Asia.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 77.04 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2011. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2011/12 Q2	QoQ	YoY
Net revenue	Y84.0bn	-11%	-4%
Income before income taxes	Y10.7bn	-51%	-53%

Net revenue in Retail was 84 billion yen, down 11 percent quarter on quarter and 4 percent year on year. Income before income taxes declined 51 percent sequentially and 53 percent from the prior year to 10.7 billion yen.

Although Retail client assets declined by 4.3 trillion yen compared to the end of last quarter due to market related factors, Nomura reported net client asset inflows of 1.1 trillion yen during the second quarter, driven by product diversification across asset classes and currencies.

Asset Management

	FY2011/12 Q2	QoQ	YoY
Net revenue	Y16.0bn	-15%	-1%
Income before income taxes	Y4.7bn	-37%	+13%

Asset Management net revenue declined 15 percent on the previous quarter and 1 percent compared to the second quarter last year to 16 billion yen. Income before income taxes was down 37 percent quarter on quarter, but up 13 percent year on year at 4.7 billion yen.

Nomura continued to see firm inflows into existing funds for Japanese stocks and maintained its high market share in exchange traded funds with second quarter net inflows of Y236.1bn driven by products linked to Japanese stock indices. Nomura’s share of Japan’s ETF market was 52.5 percent as of the end of September.

In the international investment advisory business, Nomura reported inflows from sovereign wealth funds and overseas pension funds through a diverse range of products including Japanese equities, Asian equities, and global bonds.

Wholesale

	FY2011/12 Q2	QoQ	YoY
Net revenue	Y79.3bn	-44%	-51%
Loss before income taxes	Y73.1bn	—	—

Wholesale reported net revenue of 79.3 billion yen, a decline of 44 percent on the previous quarter, and 51 percent down on the same period last year. Loss before income taxes was 73.1 billion yen.

Client-related businesses remained resilient in Global Markets. However, the challenging conditions, particularly in Europe, resulted in a quarter on quarter 44 percent fall in revenues to 72.6 billion yen.

In Fixed Income, a strong performance in Japan, and in Global Macro, could not offset weak market conditions and revenues were down 32 percent on the previous quarter. Equities revenues fell 41 percent from the previous quarter, as the business continued to contend with challenging markets.

Investment Banking was hit by a 40 percent quarter on quarter decline in the global investment banking fee pool, the lowest figure since 2002. As a result, net revenue fell 40 percent on the previous quarter. While mergers and acquisitions revenues were up thanks to strong cross-border activity and there was a big increase in debt capital market activity, particularly from financial institutions, these could not offset weakness elsewhere.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura’s total capital ratio was 19.6 percent and its Tier 1 ratio was 15.8 percent. Nomura had total assets of 36.9 trillion yen and shareholders’ equity of 2 trillion yen. Gross leverage was 18.1 times and net leverage was 11 times. All figures are on a preliminary basis.

Strategic Initiatives

Nomura also announced today plans to further recalibrate its operations in line with market and revenue opportunities, given the uncertain outlook for the global economy and financial markets. By refocusing its business and driving cost efficiencies, Nomura aims to return to profit by lowering its break even point.

Specifically, these plans will rebalance the firm’s resources across regions while maintaining the global franchise. In the Americas, Nomura will continue to pursue organic growth. In Asia, a strategically important region for the firm, Nomura will strengthen its integrated management across Asia including Japan. Nomura’s focus in EMEA going forward will be to lay a foundation for future growth under a new cost structure.

Nomura is aiming to implement combined cost reductions of 1.2 billion dollars, including the 400 million dollar reduction announced last quarter. The reductions are a firm-wide initiative, primarily focused on the Wholesale business.

Dividends

For the first half of the current fiscal year, Nomura has declared a dividend of 4 yen per share to shareholders of record as of September 30, 2011. The dividend will be paid on December 1, 2011.

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2011 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Half Year Dividend

Tokyo, November 1, 2011—Nomura Holdings, Inc. today announced that it has declared a dividend of 4 yen per share to shareholders of record as of September 30, 2011. The dividend will be paid on December 1, 2011.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2009/10	—	Y4.0	—	Y4.0	Y8.0
FY2010/11	—	Y4.0	—	Y4.0	Y8.0
FY2011/12	—	Y4.0	—	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.